Exhibit 99.4

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL ANNOUNCES MANAGEMENT CHANGE

Vancouver, BC – 15 December 2017 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”), an emerging integrator of small scale refinery infrastructure with stranded crude oil production, today announced that the Company’s Chief Financial Officer, Robert V. Rudman will step down as the Company's Chief Financial Officer effective December 31, 2017.

Mr. Rudman will remain on the Company's Board of Directors and also remain as a member of the Audit Committee. Additionally, Mr. Rudman will continue as Acting CFO until such time as the Company has engaged a replacement CFO.

The Company’s Chief Executive Officer, Richard L. McAdoo stated, “As a Canadian Professional Accountant with more than thirty years of public company experience, Robert has been a valuable and dedicated member of our management team for the past eight years. His contribution to the Company as our CFO has been extremely valuable and we look forward to his continuing active involvement in the affairs of the Company. Robert will direct the search for a new replacement CFO to prepare the Company for its next stage of growth.”

On behalf of the Company,
Richard L. McAdoo
Chief Executive Officer

Source: Continental Energy Corporation
Media Contacts: Byron Tsokas, Vice President, (+1-403-629-8840) btsokas@continentalenergy.com

Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.